Mail Stop 4561
								November 18th, 2005

Mr. John T. Ottinger, Chief Financial Officer
Cornerstone Ministries Investments, Inc.
2050 Atlanta Highway, Suite 904
Cumming, GA  30040

Re:	    Cornerstone Ministries Investments, Inc.
	     Item 4.01 Form 8-K
Filed         November 10, 2005
File No.    001-32165

Dear Mr. Ottinger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K Item 4.01 filing to disclose whether the former auditor`s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-B.

2. Please revise to state whether, during your two most recent fiscal years and any subsequent interim period until the death of your auditor on September 23, 2005, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to Item 304(a)(1)(iv) of Regulation S-B.

3. Please revise to disclose name of the predecessor accountant, his sole practitioner status and the date and unexpected nature of his death. State that your are unable to provide a copy of your disclosure to or procure a letter from your predecessor accountant agreeing or disagreeing with your statements as required by Item 304(a)(3) of Regulation S-B.

 As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3696.

							Sincerely,



							Paula Smith
							Staff Accountant


??

??

??

??

Mr. John T. Ottinger, Chief Financial Officer
Cornerstone Ministries Investments, Inc.
Page 2 of 2